April 8, 2021

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	1847 Goedeker Inc.

Confidential Submission of the Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, 1847 Goedeker Inc., a Delaware corporation (the “Company”), we hereby submit a draft Registration Statement on Form S-l (the “Draft Registration Statement”) relating to the proposed public offering in the United States of the Company’s common stock.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and that it has been less than twelve (12) months since the effective date of the Company’s initial registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the Registration Statement on Form S-l as least forty-eight (48) hours before the effective time of the Registration Statement.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at 202-869-0888 (ext. 100) or lou@bevilacquapllc.com.

Very truly yours,

/s/ Louis A. Bevilacqua

Louis A. Bevilacqua

cc:	Douglas T. Moore, Chief Executive Officer

1847 Goedeker Inc.